Exhibit 3.1

Article I, Section 1.2(b) of the By-Laws, as amended and restated, is hereby amended and restated in its entirety to read as follows:

Section 1.2            Special Meetings.

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(b)            Subject to the provisions of this Section 1.2(b) and all other applicable sections of these By-Laws, a special meeting of the shareholders of the Corporation shall be called by the Secretary of the Corporation (the “Secretary”) upon written request (a “Special Meeting Request”) to the Secretary by one or more Eligible Holders (as defined below) representing not less than ~~25~~10% of the voting power of all outstanding shares of capital stock of the Corporation (the “Requisite Percentage”); provided that only shares of capital stock that are determined to be “Net Long Shares” in accordance with this Section 1.2(b) shall be counted in determining whether the Eligible Holders requesting the meeting represent the Requisite Percentage.